UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Pure Cycle Corporation
(Name of Issuer)

Common Stock, Par Value 1/3 of $.01
(Title of Class of Securities)

746228 30 3
(CUSIP Number)

Thomas P. Clark, 8451 Delaware Street, Thornton, CO 80260
(303) 292-3456
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification
	Nos. of
	above persons (entities only).
	Thomas P. Clark

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b)X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

6.	Citizenship or Place of Organization:
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:              None
8.	Shared Voting Power:           	None
9.	Sole Dispositive Power:        	None
10.	Shared Dispositive Power:  	None

11.  	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    None

12.  	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13. 	Percent of Class Represented by Amount in Row (11):
	0.0%

14.  	Type of Reporting Person (See Instructions):  IN


CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
	above persons (entities only).
	Ryan T. Clark

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b)X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

6.	Citizenship or Place of Organization:
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:             	2,219,205
8.	Shared Voting Power:           	None
9.	Sole Dispositive Power:        	2,219,205
10.	Shared Dispositive Power:  	None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,219,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11):
	15.8%

14.	Type of Reporting Person (See Instructions):  IN



CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
	above persons (entities only).

	TPC Ventures, LLC
	IRS Identification: 20-2757519

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

6.	Citizenship or Place of Organization:
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:             	2,049,705
8.	Shared Voting Power:           	None
9.	Sole Dispositive Power:        	2,049,705
10.	Shared Dispositive Power:  	None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,049,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11):
	14.6%

14.	Type of Reporting Person (See Instructions):  CO



CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
	above persons (entities only).

	Thomas P. Clark Annuity Trust u/a/d April 29, 2005
	IRS Identification: 20-6526807

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

6.	Citizenship or Place of Organization:
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:              2,049,705
8.	Shared Voting Power:           	None
9.	Sole Dispositive Power:        	2,049,705
10.	Shared Dispositive Power:  	None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,049,705

13.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

14.	Percent of Class Represented by Amount in Row (11):
	14.6%

15.	Type of Reporting Person (See Instructions):  OO



Item 1.	Security and Issuer

This Schedule 13D/A is filed with respect to shares of Common Stock, par value 1/3 of $.01 ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, CO 80260.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of Thomas P.
Clark ("T Clark"), and by TPC Ventures, LLC (the "LLC"),
Ryan T. Clark ("R Clark") and Thomas P. Clark Annuity Trust u/a/d April 29, 2005 (the "Trust") (collectively T Clark, R Clark, the LLC and the Trust are referred to as the "Reporting Persons"). T Clark passed away on June 14, 2005, therefore this is the final filing for T Clark.

(b)	The principal business address for the Reporting Persons is
the address for the Company's executive offices as listed above.

(c)	At his death, T Clark was retired. T Clark was formerly the
CEO of the Company and remained an employee of the Company until his death. R Clark is self-employed. The LLC is incorporated in the State of Colorado. The principal business address for the Reporting Persons is the same as the principal executive offices of the Company as listed above.

(d) (e)	During the last five years, none of the Reporting Persons
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor have the Reporting Persons been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  	T Clark and R Clark are citizens of the United States of
America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable


Item 4.	Purpose of Transaction

Upon T Clark's death, 150,000 shares of Common Stock directly owned by T Clark were transferred to the Thomas P. Clark Trust dated November 9, 2004 (the "TC Trust"). These shares will be distributed to the beneficiaries in accordance with the TC Trust terms. The Trustee of the TC Trust is R Clark.

The LLC's direct beneficial ownership of 2,049,705 shares, remains unchanged from the Schedule 13D/A filed with the Commission on May 13, 2005, except that the .1% direct ownership interest by T Clark in the LLC is now owned by the estate of T Clark, of which R Clark is the personal representative. Upon T Clark's death, R Clark became the manager of the LLC. As manager, R Clark has sole voting and distributive power over the 2,049,705 shares of Common Stock directly owned by the LLC.

Except as described below, the Reporting Persons have no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement") T Clark had agreed, along with other parties, to vote the shares of the Common Stock, owned or controlled by him, in favor of electing a representative designated by the Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. The Common Stock directly held by the LLC, which was transferred from T Clark as more fully described in the Schedule 13D/A filed with the Commission on May 13, 2005, will continue to be subject to the 1992 Voting Agreement. EP Fund owns 447,302 shares of common stock of the Company or 3.2% of the total outstanding common stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 1,518,515 shares of common stock or 10.8% of the total outstanding common stock. George W. Middlemas currently serves on the Board and was elected as the EP Fund representative.

Item 5.	Interest in Securities of the Issuer

(a)	As of July 5, 2005, the LLC is the direct beneficial owner
of 2,049,705 shares of Common Stock, or 14.6% of the outstanding Common Stock of the Company. Upon T Clark's death, R Clark became the manager of the LLC.

The Trust, due to its majority ownership of the LLC, and R
Clark as sole trustee of the Trust and as manager of the LLC, may be deemed to have indirect beneficial ownership of the 2,049,705 shares (14.6% of the total outstanding common stock) owned by the LLC.

R Clark, as sole trustee of the TC Trust, may be deemed to have an indirect beneficial ownership of 150,000 shares
(1.1%) of Common Stock, held by the TC Trust. R Clark has no pecuniary interest in these shares. R Clark, as the personal representative of the estate of T Clark, has an indirect beneficial ownership of 19,500 shares (less than 1%) of Common Stock in the estate of T Clark.

R Clark and the Trust disclaim beneficial ownership of all shares of common stock owned by, and disclaim the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with, the other parties to the 1992 Voting Agreement.

(b)	R Clark has the sole power to dispose of and vote (i)
2,049,705 shares of Common Stock owned by the LLC, (ii) 150,000 shares of Common Stock owned by the TC Trust, and
(iii) 19,500 shares of Common Stock held by the estate of T Clark, all of which are subject to the 1992 Voting
Agreement.

(c)	None

(d)	None

(e)	T Clark ceased to be the direct beneficial owner of more
than five percent of the outstanding common stock on June
14, 2005.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

See Item 4 above for a description of the 1992 Voting Agreement.

Item 7.	Material to Be Filed as Exhibits

None



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2005




/s/  on behalf of Thomas P. Clark
     by Mark W. Harding as Attorney-in-Fact
Signature